Monza Ventures Inc.
1018 Huguang Rd., Chang Chun
China, 130012
949-419-6588
F: 949-272-0088

December 9, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Lilyanna L. Peyser,
Staff Attorney


RE: Monza Ventures Inc.
Form 10-K/A for the Fiscal Year Ended November 30, 2010
Filed November 10, 2011
File No. 000-51976

Dear Lilyanna L. Peyser,

This reply letter is filed in reference to comments received from the SEC on November 30, 2011.

Item 7:

Liquidity and Capital Resources, page 11

1. This information was inadvertently left out and has now been revised and clarified.

Item 9A:

Management's Report on Disclosure Controls and Procedures, page 13

2. We have now stated that our internal control over financial reporting is not effective as of November 30, 2010. We don't believe that the material weaknesses identified in our current disclosure represent material weaknesses in our internal control over financial reporting.

Item 12:
Certain Relationships and Related Transactions, page 20

3. Certain Relationships and Related Transactions has been revised.

Signatures, page 22

4. This was a typographic error and has been revised.
We confirm that we meant to refernce the Exchange Act of 1934.

5. We confirm Mr. Thompson has signed as Principal
Accounting Officer and we will revise future filings to include this title.

Sincerely,

/s/Greg Thompson
Greg Thompson